SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                  SCHEDULE 13D

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934
                               (AMENDMENT NO. __)

                               CAPCO ENERGY, INC.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                         Common Stock, $0.001 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    13916P100
             -------------------------------------------------------
                                 (CUSIP Number)

                                   May 4, 2005
             -------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

                             Hoactzin Partners, L.P.
                       c/o Dolphin Asset Management Corp.
                              129 East 17th Street
                            New York, New York 10003
                            Telephone: (212) 982-5071
                              Attn: Peter E. Salas

                                 with a copy to:

                                  Gary J. Simon
                            Hughes Hubbard & Reed LLP
                             One Battery Park Plaza
                            New York, New York 10004
                            Telephone: (212) 837-6000
--------------------------------------------------------------------------------
                       (Name, Address and Telephone Number
          of Person Authorized to Receive Notices and Communications)


            If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of ss.ss. 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box |_|.

            *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

            The information required on this cover page shall not be deemed to be "filed" for the purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 2 OF 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Peter E. Salas
          S.S.  or I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
                  |  7  | SOLE VOTING POWER
                  |     | 31,950,912
   NUMBER OF      |-------------------------------------------------------------
     SHARES       |  8  | SHARED VOTING POWER
  BENEFICIALLY    |     | 0
    OWNED BY      |-------------------------------------------------------------
      EACH        |  9  | SOLE DISPOSITIVE POWER
   REPORTING      |     | 31,950,912
  PERSON WITH     |-------------------------------------------------------------
                  | 10  | SHARED DISPOSITIVE POWER
                  |     | 0
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          31,950,912
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.00%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          IN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 3 OF 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Dolphin Management, Inc.
          S.S.  or I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                  |  7  | SOLE VOTING POWER
                  |     | 0
   NUMBER OF      |-------------------------------------------------------------
     SHARES       |  8  | SHARED VOTING POWER
  BENEFICIALLY    |     | 31,950,912
    OWNED BY      |-------------------------------------------------------------
      EACH        |  9  | SOLE DISPOSITIVE POWER
   REPORTING      |     | 0
  PERSON WITH     |-------------------------------------------------------------
                  | 10  | SHARED DISPOSITIVE POWER
                  |     | 31,950,912
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          31,950,912
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          22.00%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          CO
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 4 OF 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Dolphin Advisors, LLC
          S.S.  or I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          AF
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Delaware
--------------------------------------------------------------------------------
                  |  7  | SOLE VOTING POWER
                  |     | 0
   NUMBER OF      |-------------------------------------------------------------
     SHARES       |  8  | SHARED VOTING POWER
  BENEFICIALLY    |     | 24,225,912
    OWNED BY      |-------------------------------------------------------------
      EACH        |  9  | SOLE DISPOSITIVE POWER
   REPORTING      |     | 0
  PERSON WITH     |-------------------------------------------------------------
                  | 10  | SHARED DISPOSITIVE POWER
                  |     | 24,225,912
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,225,912
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.62%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          OO (limited liability company)
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 5 OF 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Hoactzin Partners, L.P.
          S.S.  or I.R.S.  IDENTIFICATION  NO. OF ABOVE  PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
                  |  7  | SOLE VOTING POWER
                  |     | 0
   NUMBER OF      |-------------------------------------------------------------
     SHARES       |  8  | SHARED VOTING POWER
  BENEFICIALLY    |     | 24,225,912
    OWNED BY      |-------------------------------------------------------------
      EACH        |  9  | SOLE DISPOSITIVE POWER
   REPORTING      |     | 0
  PERSON WITH     |-------------------------------------------------------------
                  | 10  | SHARED DISPOSITIVE POWER
                  |     | 24,225,912
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          24,225,912
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          17.62%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

                                  SCHEDULE 13D
-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 6 OF 12
-----------------------------                      -----------------------------

--------------------------------------------------------------------------------
   1      NAME OF REPORTING PERSONS
          Dolphin Offshore Partners, L.P.
          S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE PERSONS
          (Intentionally Omitted)
--------- ----------------------------------------------------------------------
   2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*             (a)  |X|
                                                                        (b)  |_|
--------- ----------------------------------------------------------------------
   3      SEC USE ONLY

--------- ----------------------------------------------------------------------
   4      SOURCE OF FUNDS
          WC
--------- ----------------------------------------------------------------------
   5      CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO
          ITEMS 2(d) OR 2(e)                                                 |_|
--------- ----------------------------------------------------------------------
   6      CITIZENSHIP OR PLACE OF ORGANIZATION
          U.S.
--------------------------------------------------------------------------------
                  |  7  | SOLE VOTING POWER
                  |     | 0
   NUMBER OF      |-------------------------------------------------------------
     SHARES       |  8  | SHARED VOTING POWER
  BENEFICIALLY    |     | 7,725,000
    OWNED BY      |-------------------------------------------------------------
      EACH        |  9  | SOLE DISPOSITIVE POWER
   REPORTING      |     | 0
  PERSON WITH     |-------------------------------------------------------------
                  | 10  | SHARED DISPOSITIVE POWER
                  |     | 7,725,000
--------------------------------------------------------------------------------
   11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          7,725,000
--------- ----------------------------------------------------------------------
   12     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                             |_|
--------- ----------------------------------------------------------------------
   13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
          6.38%
--------- ----------------------------------------------------------------------
   14     TYPE OF REPORTING PERSON*
          PN
--------------------------------------------------------------------------------

-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 7 OF 12
-----------------------------                      -----------------------------

ITEM 1.     SECURITY AND ISSUER

            The class of equity security to which this statement relates is the common stock, $0.001 par value (the "COMMON Stock") of Capco Energy, Inc., a Colorado corporation (the "ISSUER"). The name and address of the principal executive offices of the Issuer are:

            Capco Energy, Inc.
            5555 San Felipe, Suite 725
            Houston, Texas  77056

ITEM 2.     IDENTITY AND BACKGROUND

            This statement is being jointly filed by each of the following persons pursuant to Rule 13d-1(k) promulgated by the Securities and Exchange Commission (the "COMMISSION") pursuant to Section 13 of the Securities Exchange Act of 1934, as amended (the "EXCHANGE ACT"): Peter E. Salas ("MR. SALAS"), Dolphin Management Inc., a New York corporation ("DOLPHIN MANAGEMENT"), Dolphin Advisors, LLC, a New York limited liability company ("DOLPHIN ADVISORS"),
Dolphin Offshore Partners, L.P., a Delaware limited partnership ("DOLPHIN OFFSHORE"), and Hoactzin Partners, L.P., a Delaware limited partnership ("HOACTZIN"). Mr. Salas, Dolphin Management, Dolphin Advisors, Dolphin Offshore and Hoactzin are collectively referred to as the "REPORTING PERSONS." Mr. Salas is a United States citizen.

            The principal business address of Mr. Salas, Dolphin Management, Dolphin Advisors, Dolphin Offshore and Hoactzin is c/o Dolphin Asset Management Corp., 129 East 17th Street, New York, New York 10003.

            Each of Dolphin Offshore and Hoactzin is a private investment fund. Dolphin Advisors is the sole managing general partner of Hoactzin. The principal business of Dolphin Advisors is to serve as investment manager to Hoactzin and another private investment fund. Dolphin Management is the sole managing member of Dolphin Advisors and the sole managing general partner of Dolphin Offshore. The principal business of Dolphin Management is to serve as investment manager to Dolphin Advisors and Dolphin Offshore and certain other entities. Mr. Salas is the sole shareholder and President of Dolphin Management. The principal business of Mr. Salas is to act as the sole shareholder and President of Dolphin Management and as the principal of investment funds.

            During the past five years, none of the Reporting Persons and, to the knowledge of the Reporting Persons, none of the executive officers or directors of the Reporting Persons, if applicable, has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 8 OF 12
-----------------------------                      -----------------------------

ITEM 3.     SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

            On May 4, 2005, the Issuer acquired from an unrelated third party oil and gas producing properties for an acquisition price of $20.0 million, which was funded by a cash deposit of $1.0 million paid by the Issuer, cash flow credited from production of the acquired interests, and a cash payment from Hoactzin received in connection with a joint venture arrangement between the Issuer and Hoactzin that was consummated on that date. The Issuer contributed to the joint venture the properties acquired as referenced above and certain other interests in producing wells and in wells being drilled by the Issuer. Hoactzin previously had loaned approximately $4.9 million in cash for the acquisition of certain of the properties acquired as referenced above and had advanced an additional $1.5 million in cash for the acquisition from the Issuer of the other interests in wells referenced above. The total indebtedness of approximately $6.4 million owed by the Issuer to Hoactzin was eliminated on May 4, 2005 by the Issuer's contribution of all of the foregoing property interests to the joint venture. At the closing of the joint venture, Hoactzin invested an additional approximately $12.0 million in cash, which was used as additional purchase price for the acquisition of the properties acquired by the joint venture as referenced above. The joint venture arrangement is governed under the terms of
(i) a management agreement, dated May 4, 2005 (the "MANAGEMENT AGREEMENT"), among the Issuer, its wholly owned subsidiary, Capco Offshore, Inc., a Texas corporation ("CAPCO OFFSHORE"), and Hoactzin, and (ii) a purchase and sale agreement dated May 4, 2005 (the "PURCHASE AGREEMENT") between Capco Offshore and Hoactzin. A copy of each of the Management Agreement and the Purchase Agreement is incorporated by reference as an exhibit hereto. Pursuant to the Management Agreement and the Purchase Agreement, Hoactzin will own and retain all cash flow from the foregoing properties until its investment is returned, at which time the Issuer will receive a 66.7% economic interest in the properties. The Issuer will also retain an option to repurchase the remaining 33.3% interest from Hoactzin.

            In connection with the closing of the joint venture arrangement with Hoactzin, the Issuer issued to Hoactzin warrants (the "WARRANTS") to purchase shares of Common Stock. The Warrants are exercisable into a total of 24,225,912 shares of Common Stock at initial exercise prices ranging from $0.176 to $0.30 per share, subject to adjustment pursuant to the anti-dilution provisions of the Warrants, and expire five years from date of issuance. The Warrants may be exercised upon payment of cash, delivery of shares of Common Stock, or application of credit against Hoactzin's aggregate investment amount, in accordance with the Management Agreement. The complete terms of the Warrants are set forth in the copy of the Warrant incorporated by reference as an exhibit hereto. The total amount of funds used by Hoactzin for investment in the Issuer as described above was approximately $18.4 million, the source of which was working capital provided by its managing general partner, Dolphin Advisors.

            In addition, in June 2004 Dolphin Offshore purchased at face value in cash 12% convertible notes of the Issuer in the aggregate principal amount $720,000, which notes were convertible at an initial price of $0.20 per share, representing the right as of the date hereof to purchase an aggregate of 3,600,000 shares of Common Stock. Further, in September 2004 Dolphin Offshore purchased at face value in cash 9% convertible notes of the Issuer in the

-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 9 OF 12
-----------------------------                      -----------------------------

aggregate principal amount $660,000, which notes were convertible at an initial price of $0.16 per share, representing the right as of the date hereof to purchase an aggregate of 4,125,000 shares of Common Stock. The total amount of funds used by Dolphin Offshore for the purchase of the convertible notes described above (the "CONVERTIBLE NOTES"), which are convertible into an aggregate of 7,725,000 shares as of the date hereof, was approximately $1.35 million, the source of which was working capital provided by fund investors.

ITEM 4.     PURPOSE OF THE TRANSACTION

            The Reporting Persons purchased the Warrants and the Convertible Notes because of its belief that the Issuer and/or the joint venture with the Issuer as described above represents an attractive investment based on the business prospects and strategy of the Issuer and the joint venture.

            The Reporting Persons have no present plans or proposals that relate to or that would result in any of the actions specified in clauses (a) through
(j) of Item 4 of Schedule 13D of the Exchange Act. Nonetheless, the Reporting Persons may at any time formulate plans or proposals for the Issuer, including, among other things, entering into privately negotiated sales of shares of Common Stock or acquisitions of additional shares of Common Stock, making open-market sales or purchases, proposing a business combination transaction with the Issuer or making a tender offer for some or all of the Common Stock. It is also possible that the Reporting Persons will decide not to pursue any such transaction.

ITEM 5.     INTEREST IN SECURITIES OF THE ISSUER

      (a) As of the date of this Schedule 13D, the Reporting Persons may be deemed to be a group as defined in Rule 13d-5(b) under the Exchange Act and, as such a group, may be deemed to beneficially own an aggregate of 31,950,912 shares of Common Stock, which constitute approximately 22.0% of the outstanding shares Common Stock, based on 113,280,769 shares of Common Stock outstanding as of May 5, 2005 pursuant to the Issuer's Form 10-KSB for the fiscal year ended December 31, 2004, on which are based all of the percentages of outstanding shares of Common Stock set forth herein. The foregoing and all other amounts of beneficial ownership set forth herein are calculated pursuant to Rule 13d-3 under the Exchange Act ("RULE 13D-3").

            As of the date hereof, Mr. Salas, by virtue of his relationship to Dolphin Management and Dolphin Advisors, may be deemed to beneficially own all 31,950,912 shares of Common Stock referred to above, which constitute approximately 22.00% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Management, by virtue of its relationship with respect to
Dolphin Advisors and Dolphin Offshore, may be deemed to beneficially own all 31,950,912 shares of Common Stock referred to above, which constitute approximately 22.00% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Advisors, by virtue of its relationship to Hoactzin, may be deemed to beneficially own 24,225,912 of the 31,950,912 shares of Common Stock referred to above, which constitute approximately 17.62% of the outstanding shares of Common Stock. As of the date hereof, Hoactzin, by virtue of its

-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 10 OF 12
-----------------------------                      -----------------------------

ownership of record of the Warrants, may be deemed to beneficially own the 24,225,912 shares of Common Stock issuable upon exercise thereof, which shares constitute approximately 17.62% of the outstanding shares of Common Stock. As of the date hereof, Dolphin Offshore, by virtue of its ownership of record of the Convertible Notes, may be deemed to beneficially own the 7,725,000 shares of Common Stock issuable upon conversion thereof, which constitute approximately 6.38% of the outstanding shares of Common Stock. Each of Mr. Salas, Dolphin Management, Dolphin Advisors, Hoactzin Partners and Dolphin Offshore owns no shares of Common Stock and, without implying the beneficial ownership of Common Stock by any other Reporting Person other than as expressly set forth herein, disclaims beneficial ownership of any shares beneficially owned by any other Reporting Person.

      (b) By virtue of the foregoing relationships, Mr. Salas is deemed to solely have, and each of Dolphin Management, Dolphin Advisors and Hoactzin is deemed to share, the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock issuable upon the exercise of the Warrants. By virtue of the foregoing relationships, Mr. Salas is deemed to solely have, and each of Dolphin Management and Dolphin Offshore is deemed to share, the power to vote or direct the vote of, and to dispose or direct the disposition of, the shares of Common Stock issuable upon the conversion of the Convertible Notes.

      (c) The Warrants, which are exercisable to purchase 24,225,912 shares of Common Stock, were purchased within the last 60 days as described above.

      (d) Each of the Reporting Persons affirms that no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the shares of Common Stock deemed to be beneficially owned by such Reporting Person or the Warrants or Convertible Notes.

      (e) Not applicable.

ITEM 6.     CONTRACTS,   ARRANGEMENTS,   UNDERSTANDINGS  OR  RELATIONSHIPS  WITH
            RESPECT TO SECURITIES OF THE ISSUER

            As described in Item 4, the Convertible Notes were purchased in June and September 2004 and the Warrants were purchased in connection with the joint venture arrangement effective May 4, 2005, which arrangement includes the Management Agreement, the Purchase Agreement and the Warrants. The Reporting Persons retain complete, independent economic control over their respective investments in the Warrants and Convertible Notes as contemplated herein, and none of them has made any specific agreement, commitment or arrangement regarding disposition of its or his Warrants, Convertible Notes or shares of Common Stock issuable upon exercise or conversion thereof.

            Pursuant to Rule 13d-1(k) promulgated under the Exchange Act, the Reporting Persons have entered into an agreement with respect to the joint filing of this Schedule 13D and any amendment or amendments hereto, which agreement is included as an exhibit hereto.

-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 11 OF 12
-----------------------------                      -----------------------------

ITEM 7.     MATERIAL TO BE FILED AS EXHIBITS

Exhibit 1. PURCHASE AND SALE AGREEMENT BETWEEN CAPCO OFFSHORE INC. AS SELLER AND HOACTZIN PARTNERS, L.P. AS BUYER DATED MAY 4, 2005. Incorporated by reference to Exhibit 4.2 to the Issuer's Form 8-K/A filed with the Commission on May 16, 2005.

Exhibit 2. MANAGEMENT AGREEMENT BY AND BETWEEN HOACTZIN PARTNERS, L.P., CAPCO ENERGY, INC. AND CAPCO OFFSHORE, INC., DATED MAY 4, 2005. Incorporated by reference to Exhibit 10.3 to the Issuer's Form 8-K filed with the Commission on May 12, 2005.

Exhibit 3. FORM OF WARRANT. Incorporated by reference to Exhibit 4.1 to the Issuer's Form 8-K/A filed with the Commission on May 16, 2005.

Exhibit 4.  SCHEDULE 13D JOINT FILING AGREEMENT.

-----------------------------                      -----------------------------
CUSIP NO.  13916P100                               PAGE 12 OF 12
-----------------------------                      -----------------------------

                                   SIGNATURES

            After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct. Pursuant to Rule 13d-1(k)(1), each of the undersigned agrees that this statement is filed on behalf of each of us.

May 15, 2005

                                                     /s/ Peter E. Salas
                                           -------------------------------------
                                                      PETER E. SALAS

                                       DOLPHIN MANAGEMENT INC.

                                       By: /s/ Peter E. Salas
                                           -------------------------------------
                                       Name:  Peter E. Salas
                                       Its:   President

                                       DOLPHIN ADVISORS, LLC

                                       By:   Dolphin Management Inc.
                                       Its:  Managing Member

                                       By:  /s/ Peter E. Salas
                                           -------------------------------------
                                       Name:  Peter E. Salas
                                       Its:   President

                                       HOACTZIN PARTNERS, LP

                                       By:   Dolphin Advisors, LLC
                                       Its:  Managing Partner

                                       By:   Dolphin Management Inc.
                                       Its:  Managing Member

                                       By: /s/ Peter E. Salas
                                           -------------------------------------
                                       Name:  Peter E. Salas
                                       Its:   President

                                       DOLPHIN OFFSHORE PARTNERS, L.P.

                                       By:   Dolphin Management Inc.
                                       Its:  Managing Partner

                                       By: /s/ Peter E. Salas
                                           -------------------------------------
                                       Name:  Peter E. Salas
                                       Its:   President